Exhibit 99.1

RRsat Contact Information:	RRsat External IR Contacts:	TVU Networks Corp.:
Gil Efron, CFO	Ehud Helft / Kenny Green	Mika Saitoh
Tel: +972 8 861 0000	Tel: 1 646 201 9246	Tel: +1.415.517.5555
investors@rrsat.com	info@gkir.com	mika@tvunetworks.com

For Immediate Release

RRSAT LAUNCHES GLOBAL INTERNET TV

Omer, Israel – April 20, 2009. RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced that it has joined forces with TVU Networks to create RRsat Global Internet TV (www.RRsatGlobalInternet.tv). This is a global, managed, end-to-end TV service solution, which delivers TV from broadcasters anywhere in the world to viewers throughout the world, for viewing on television screens, PCs and mobile devices, using the infrastructure of the Public Internet.

RRsat brings to the solution its global satellite-and-fiber TV communications network, and its comprehensive content management and playout facilities. TVU brings its service management system, video advertising platform and its patent-pending RTR networking technology, which enables highly-economical and reliable use of the Internet to deliver TV to unlimited numbers of viewers

RRsat Global Internet TV offers a broad content platform to attract viewers from all over the globe, providing content unavailable from local TV Operators, with viewing on all three screens: TV set, PC and mobile phone.

To Broadcasters, RRsat Global Internet TV affords worldwide exposure through a single global solution. The system also enables Broadcasters to further monetize their channels via the service’s integral ad insertion system – which serves targeted, high-value advertising in accordance with each Broadcaster’s policy.

David Rivel, Founder and CEO of RRsat, commented: “We are proud to offer our broadcasting customers an additional category of services, which affords them easy access to audiences worldwide, exposure across all viewing devices, and new revenue streams. We bring to this new service the same responsiveness, quality and reliability that our customers always expect and receive from RRsat. We are extremely happy to be working with TVU networks, which provides high-reliability operations and excellent technology.”

According to Paul Shen, Founder and CEO of TVU Networks, “The service jointly created by TVU Networks and RRSat is a unique one-stop shop for TV content owners. RRsat Global Internet TV combines channel creation, playout, ad cue-tone insertion, and delivery via satellite, fiber optics and the Internet. With this service, broadcasters can reach audiences anywhere on earth, and deliver a live TV signal to any device, such as PC, Mac, Windows Mobile, iPhone and of course, the TV.”

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

About TVU Networks

TVU Networks, www.tvunetworks.com, offers a turnkey live Internet TV broadcast platform that empowers broadcasters to reach an unlimited global audience at a fixed low cost. At the core of the service is TVU’s patent-pending RPR television delivery technology, which coupled with geo-filtering, subscription services and personalized in-stream ad insertion tools, makes for a turnkey live Internet broadcast, monetization and syndication platform for TV broadcasters both professional and emerging. TVU enables live Internet broadcasts from broadcasters’ own websites, on partner portals, and on TVU, reaching an audience of 30 million users from 200 countries on the PC and Mac, mobile phones, the iPhone, and leading STBs. TVU also ships standard with HP MediaSmart on consumer laptops worldwide.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of RRsat’s business and the television and radio broadcasting industries, (ii) RRsat’s ability to develop and commercialize the RRsat Global Internet TV service, (iii) the successful partnership of RRsat with TVU Networks, (iv) RRsat’s expectation to expand its client base and sell additional services to its existing client base, (v) RRsat’s ability to successfully integrate the teleports it acquired, and (vi) RRsat’s ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in RRsat’s filings with the Securities and Exchange Commission (SEC). For more details, please refer to RRsat’s SEC filings and the amendments thereto, including its Annual Report on Form 20-F for the year ended December 31, 2008 and its Current Reports on Form 6-K.

Information in this press release concerning TVU Networks and its operations and services has not been independently verified by RRsat.